China Petroleum & Chemical Corporation

22 Chaoyangmen North Street

Chaoyang District, Beijing, 100728

The People’s Republic of China

October 13, 2023

VIA EDGAR

Mr. Tyler Howes

Mr. Christopher Dunham

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Petroleum & Chemical Corporation
Form 20-F for Fiscal Year Ended December 31, 2022 Response dated September 1, 2023 (“First Response Letter”) File No. 001-15138

Dear Mr. Howes and Mr. Dunham:

We refer to the letter dated September 15, 2023 from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to certain comments regarding the annual report on Form 20-F of China Petroleum & Chemical Corporation (the “Company”) for the fiscal year ended December 31, 2022 filed with the Commission on April 28, 2023 (the “2022 Form 20-F”). Set forth below are our responses to the Staff’s comments. For your convenience, we have also restated the Staff’s comments below in bold.

*          *          *

Form 20-F for Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 99

1.	We note your response to comment 1 and the disclosure related to your subsidiaries in Note 39 to your consolidated financial statements. Please note that Item 16I(b) of Form 20-F states: “Also, any such identified foreign issuer that uses a variable-interest entity or any similar structure [emphasis added] that results in additional foreign entities being consolidated in the financial statements of the registrant is required to provide the below disclosures for itself and its consolidated foreign operating entity or entities.” Additionally, page 15 of our Release No. 34-93701, “Holding Foreign Companies Accountable Act Disclosure,” clarifies that a registrant should “look through a VIE or any structure [emphasis added] that results in additional foreign entities being consolidated in the financial statements of the registrant and provide the required disclosures about any consolidated operating company or companies in the relevant jurisdiction.” As previously requested, please revise to provide the information required by Items 16I(b)(2) through (b)(5) for all of your consolidated foreign operating entities.

With respect to Items 16I(b)(2) and (3), the Company respectfully advises the Staff that the Company does not have or otherwise use any VIE or similar structure “that results in any additional foreign entities being consolidated in the financial statements” of the Company other than its subsidiaries. Given that China Petrochemical Corporation, a company controlled by the State-owned Assets Supervision and Administration Commission of the State Council of China, holds 67.84% of the shares in the Company, Chinese governmental entity has a controlling financial interest in the Company and its subsidiaries, and owns, indirectly through the Company, the corresponding equity interests in the wholly-owned subsidiaries of the Company. In addition, the following table sets forth the information with respect to the shareholding structure of the Company’s principal subsidiaries disclosed under Note 39 to the consolidated financial statements included in the 2022 Form 20-F that are not wholly owned by the Company.

Principal Subsidiaries(1)	Shareholding by the Company (%)	Shareholding by Other Entities Controlled by PRC Governmental Entities (%)	Shareholding by Other Entities (%)
Sinopec Beihai Refining and Chemical Limited Liability Company	98.98%	1.02%	0%
ZhongKe (Guangdong) Refinery & Petrochemical Company Limited	90.30%	9.70%	0%
Sinopec Qingdao Refining and Chemical Company Limited	85.00%	15.00%	0%
Sinopec Marketing Company Limited	70.42%	11.60%	17.98%
Sinopec Kantons Holdings Limited	60.33%	N/A (2)
Sinopec-SK (Wuhan) Petrochemical Company Limited	59.00%	6.00%	35.00%
Sinopec Shanghai Gaoqiao Petrochemical Co., Ltd.	55.00%	45.00%	0%
Sinopec Baling Petrochemical Co., Ltd.	55.00%	45.00%	0%
Sinopec Shanghai Petrochemical Company Limited	50.44%	N/A (3)
Fujian Petrochemical Company Limited	50.00%	50.00%	0%

Notes:

1.	Other than Sinopec Kantons Holdings Limited, which is incorporated in British Virgin Islands, all principal subsidiaries of the Company are incorporated in China. To the knowledge of the Company, no governmental entity of British Virgin Islands holds any shares in its principal subsidiaries set forth in the table above.

2.	Sinopec Kantons Holdings Limited is a public company listed on the main board of the Hong Kong Stock Exchange. According to the annual report filed by Sinopec Kantons Holdings Limited with the Hong Kong Stock Exchange on April 14, 2023, as of December 31, 2022, the Company indirectly owned 60.33% of the shares in Sinopec Kantons Holdings Limited, and the other shareholders (including public investors) owned the remaining 39.67%.

3.	Sinopec Shanghai Petrochemical Company Limited is a public company listed on the main board of the Hong Kong Stock Exchange. As of December 31, 2022, the Company indirectly owned 50.44% of the shares in Sinopec Shanghai Petrochemical Company. According to the annual report on Form 20-F filed by Sinopec Shanghai Petrochemical Company Limited with the Commission on April 26, 2023, as of March 31, 2023, the Company owned 50.55% of the shares in Sinopec Shanghai Petrochemical Company Limited, and the other shareholders (including public investors) owned the remaining 49.45%.

With respect to Item 16I(b)(5), the Company respectfully confirms that no articles of association of the Company’s subsidiaries contains any charter of the Communist Party of China.

With respect to Item 16I(b)(4), please refer to the Company’s response to Comment No. 2 as set forth below.

2.	We note your response to comment 2 identifying four directors as CCP officials. Please revise your annual report consistent with your response. Please also provide us with your analysis with respect to each of your other five directors, including whether or not such directors have any involvement in CCP matters, including your consideration of current and prior CCP memberships or affiliations with the CCP. For example only, we note that Liu Hongbin has served on multiple CPC Committees, and that Cai Hongbin served as a member of the National People's Congress. Finally, please also identify any directors of your subsidiaries who are officials of the Chinese Communist Party.

The Company respectfully submits that it will file an amendment to the 2022 Form 20-F to incorporate the Company’s response to Comment No. 2 set forth in the First Response Letter. In addition, the Company respectfully confirms that, as of the date of the 2022 Form 20-F, none of the other 5 directors of the Company held any position in the Leading Party Member Group of China Petrochemical Corporation. Specifically, (i) Mr. Liu Hongbin ceased to hold any position in the Leading Party Member Group of China Petrochemical Corporation, which is the last position he held within the Communist Party of China, in November 2021, and (ii) the National People’s Congress is not an organization of the Communist Party of China and Mr. Cai Hongbin is not a member of the Communist Party of China.

The Company also respectfully submits to the Staff that, as of the date of the 2022 Form 20-F, none of the directors of the Company’s subsidiaries held any position in the abovementioned committee of the Communist Party of China.

3.	We note your response to comment 3. Please also explain the scope of your review as applied to the boards of your consolidated foreign operating entities.

The Company respectfully submits to the Staff that (i) the Company maintains human resources records of each executive director of the consolidated foreign operating entities of the Company; and (ii) the Company has requested each non-executive director (including each independent director) of the consolidated foreign operating entities of the Company to submit his or her biographical information to the Company, prior to his or her appointment to the board, and to notify the Company of any updates thereof. As part of the Company’s annual compliance and reporting procedures for the Form 20-F filing, the Company has reviewed the relevant information.

The Company respectfully submits that it did not rely upon any third party certifications such as affidavits as the basis of its disclosure.

*          *          *

Please contact Alpine Wu, at (832) 834-2431 or alpinewu@sinopec.com if you have any questions. Thank you very much.

Sincerely,

China Petroleum & Chemical Corporation

By:	/s/ Huang Wensheng

Name:	Huang Wensheng

Title:	Vice President and Secretary to the Board of Directors

4